UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Change of Chief Financial Officer, Vice President and Director

On May 10, 2024, Mr. Renrong Zhu notified Pop Culture Group Co., Ltd (the “Company”) of his resignation as Chief Financial Officer (“CFO”) of the Company, effective as of May 10, 2024. Mr. Renrong Zhu has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On May 10, 2024, Mr. Weiyi Lin notified the Company of his resignation as Vice President (“VP”) and director of the Company, effective as of May 10, 2024. Mr. Weiyi Lin has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancies created by Mr. Renrong Zhu and Mr. Weiyi Lin’s departures, on May 10, 2024, the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) recommended, and the Board of the Company appointed, Ms. Yunzhu Chen as CFO, and Ms. Wenjuan Qiu as VP and director of the Company. The appointment of Ms. Yunzhu Chen as CFO and Ms. Wenjuan Qiu as VP each has a term of one year and can be extended for successive one-year terms unless resignation or removal. In accordance with the Company's articles of association, at the next annual general meeting of the Company, the term of Ms. Wenjuan Qiu's appointment as a director of the Company shall expire unless she is re-elected pursuant to an ordinary resolution passed by shareholders at the annual general meeting to hold office for an additional term expiring at the Company's following annual general meeting. The biographical information of Ms. Yunzhu Chen and Ms. Wenjuan Qiu is set forth below.

Ms. Yunzhu Chen has served as the Financial Manager of Xiamen Pop Culture Co., Ltd. (“Xiamen Pop Culture”), the Company’s variable interest entity (“VIE”) since July 2017. Before joining in Xiamen Pop Culture, she had approximately 12 years of experience in finance and accounting. Ms. Chen was the Deputy General Manager of the Finance Department at Gao Qing (Xiamen) Venture Capital Co., Ltd., an investment company, from October 2015 to June 2017, financial manager with Xiamen South Keyu Technology Co., LTD, a company in the software industry, from January 2010 to September 2015, and an accountant with Xiamen Taikeluo Superhard Tools Co., LTD, a company engaging in the metal work industry, from November 2005 to November 2009. Ms. Chen holds a bachelor's degree in accounting from Jimei University.

Ms. Wenjuan Qiu has served as the Director of General Manager’s Office of Xiamen Pop Culture, responsible for proposing and implementing business strategies of Xiamen Pop Culture, since July 2013. She has also served as the general manager of Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a wholly owned subsidiary of Xiamen Pop Culture, since April 14, 2022. Before joining Xiamen Pop Culture and Hualiu Digital, she worked at the Market Development Department of Bang Meng Hui Jun Consulting Co. Ltd., a consulting firm, from July 2009 to June 2013. Ms. Qiu holds a bachelor’s degree in e-commerce from Yango University of Fuzhou University.

There are no family relationships between Ms. Yunzhu Chen and Ms. Wenjuan Qiu and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Yunzhu Chen and Ms. Wenjuan Qiu and any other person pursuant to which they were appointed as the CFO, and the VP and director of the Company, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: May 16, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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